

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
915 Wilshire Blvd, Suite 1950
Los Angeles, CA 90017

Re: HyreCar Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 15, 2022
File No. 001-38561

Dear Joseph Furnari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures, page 27

1. Please remove the adjustment "changes in the liabilities for insurance reserves" to arrive at the non-GAAP measure Adjusted EBITDA in future filings. Refer to Question 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Item 9A. Controls and Procedures, page 32

2. Please amend your filing to provide the disclosures required by Item 308(a) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services